Exhibit 99.2

CCSC Technology International Holdings Limited Announces Closing of a $7.06 Million Public Offering

HONG KONG, October 2, 2025 (GLOBE NEWSWIRE) -- CCSC Technology International Holdings Limited (the “Company”) (Nasdaq: CCTG), a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses, today announced the closing of its previously announced best-efforts public offering (the “Offering”) of (i) 11,766,627 Class A ordinary shares (the “Class A Ordinary Shares”) and (ii) 23,533,254 warrants to purchase 23,533,254 Class A Ordinary Shares (the “Warrants”). Each Class A Ordinary Share was sold together with two Warrants. The combined public offering price for each Class A Ordinary Share and accompanying Warrants is $0.60. Each Warrant has an exercise price per share equal to 120% of the public offering price ($0.72 per share), and expires on the fifth anniversary of the issuance date, subject to certain adjustments.

Gross proceeds to the Company, before deducting placement agent’s fees and other offering expenses, were approximately $7.06 million. The Company intends to use the net proceeds of the Offering to strengthen branding and marketing to escalate its position in its industry in Europe and the Association of Southeast Asian Nations, for strategic acquisitions and collaborations, and for other general corporate purposes.

Revere Securities LLC acted as the placement agent in connection with the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and VCL Law LLP acted as U.S. counsel to the placement agent in connection with the Offering.

A registration statement on Form F-1, as amended (File No. 333-289769), relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 30, 2025. The Offering was made only by means of a prospectus, forming part of the effective registration statement. A copy of the final prospectus relating to the Offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the prospectus may be obtained from Revere Securities LLC, by standard mail to 560 Lexington Avenue, 16th Floor, New York, NY 10022, by telephone at +1 (212) 688-2350, or by email at contact@reveresecurities.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About CCSC Technology International Holdings Limited

CCSC Technology International Holdings Limited, is a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products. The Company specializes in customized interconnect products, including connectors, cables and wire harnesses that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. The Company produces interconnect products under both OEM (“Original Equipment Manufacturer”) and ODM (“Original Design Manufacturer”) models for manufacturing companies that produce end products, as well as electronic manufacturing services companies that procure and assemble products on behalf of such manufacturing companies. The Company has a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas. For more information, please visit the Company’s website: http://ir.ccsc-interconnect.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the SEC.

For more information, please contact:

CCSC Technology International Holdings Limited

Investor Relations Department

Email: ir@ccsc-interconnect.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com